EXHIBIT 12.2

CITIZENS FINANCIAL GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,
(dollars in millions)	2015	2014	2013(2)	2012	2011
Computation of Earnings:
Income (loss) from continuing operations before income tax expense	$1,263	$1,268	($3,468)	$1,024	$778
Fixed charges	510	417	499	669	941
Total Adjusted Earnings	$1,773	$1,685	$(2,969)	$1,693	$1,719

Computation of Fixed Charges:
Interest expense	$452	$363	$443	$619	$884
Portion of net rental expense deemed representative of interest(1)	51	54	56	50	57
Preferred distribution	7	—	—	—	—
Total Fixed charges	$510	$417	$499	$669	$941

Ratio of Earnings to Fixed Charges and Preferred Dividends	3.5%	4.0%	(5.9)%	2.5%	1.8%

(1) The portion of rents shown as representative of the interest factor is one-quarter of total net operating lease expenses.
(2) The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).